MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

April 9, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 by MFS® Series Trust I

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of this Form N-14 is to effect a reorganization of MFS New Endeavor Fund (“New Endeavor Fund”), a series of MFS Series Trust X with MFS Core Equity Fund (“Core Equity Fund”), a series of MFS Series Trust I, pursuant to which Core Equity Fund will acquire all of the assets and liabilities of the New Endeavor Fund (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy which are proposed to be used by the MFS New Endeavor Fund in connection with the New Endeavor Fund’s Special Meeting of Shareholders expected to be held on July 9, 2009.

Please note that we intend to (i) add pro forma financial statements for the twelve-month period ending February 28, 2009 (the Core Equity Fund’s most recent reporting period) to Part B of the Registration Statement and (ii) incorporate by reference the Core Equity Fund’s Semi-Annual Report to Shareholders for the six-month period ending February 28, 2009, each of which was not available as of the filing of the Registration Statement, via a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”). The Post-Effective Amendment will be filed on or shortly after the effective date of the Registration Statement (and prior to the mailing of the proxy materials to shareholders of the New Endeavor Fund). We would be happy to supplementally provide a copy of the pro forma financial statements to the Staff for review prior to the effective date of the Registration Statement and the filing of the Post-Effective Amendment.

It is intended that definitive proxy materials be mailed to shareholders of the New Endeavor Fund on or around May 25, 2009.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-5843.

Very truly yours,

BRIAN E. LANGENFELD
Brian E. Langenfeld Vice President & Senior Counsel

BEL/bjn

Enclosures